Exhibit (a)(9)

CONTACTS:
            Abernathy MacGregor Frank
            Patricia Sturms/Joele Frank
            (212) 371-5999

            WHX CORPORATION ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
         ANTITRUST WAITING PERIOD; EXTENSION OF TENDER OFFER FOR GLOBAL
               INDUSTRIAL TECHNOLOGIES, INC. TO JANUARY 29, 1999;
                          AND FILING OF PROXY STATEMENT

            New York-January 19, 1999--WHX Corporation (NYSE: WHX) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on January 2, 1999 with respect to its cash tender offer for any and all outstanding shares (other than the 2,173,800 shares currently owned by WHX) of Global Industrial Technologies, Inc. (NYSE: GIX ) at $10.50 per share. In addition, WHX announced that the tender offer will be extended until 5:00 p.m., New York City time, on January 29, 1999. The depositary for the tender offer, Harris Trust and Savings Bank, has advised WHX that 3,755,790 shares (representing approximately 17%of the total shares outstanding) of Global had been tendered and not withdrawn as of the close of business on January 15, 1999.

            The tender offer remains subject to, among other things, the Rights Condition, the Supermajority Condition, the Business Combination Condition and the Defensive Action Condition, all as described in the Offer to Purchase previously mailed to Global stockholders.

            WHX also announced that it will file preliminary proxy materials today in connection with its planned solicitation of proxies from Global's stockholders. The proxies will be used at Global's 1999 Annual Meeting of Stockholders, normally held in March, but which will be held at a later date as a result of Global's change in its fiscal year end to December 31.

            At the Global Annual Meeting, WHX plans to ask the stockholders of Global to elect a nominee to Class I of the Board of Directors of Global. The WHX nominee is expected, subject to his fiduciary duties, to seek to enhance stockholder value through a sale of the Company to the highest bidder. WHX also plans to ask Global stockholders to approve precatory resolutions to ask the Global Board to remove the poison pill and to take appropriate steps to declassify the Board so that all directors will stand for election annually, unless such measures are approved by Global's stockholders.

            "We are committed to causing Global to consummate a transaction that would enhance stockholder value," said a WHX spokesman. "Given Global's continued unwillingness to meet with us to discuss a negotiated transaction with us and the apparent failure to solicit an alternative transaction, we are now moving to take the matter directly to Global's stockholders. With these proxy materials, we plan to ask stockholders to express their desires and send a clear message to Global's incumbent directors that the stockholders want to determine for themselves how best to create value for their investments in Global."

                                      -5-

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            WHX is a  holding  company  that has been  structured  to  invest in and/or  acquire a diverse group of businesses on a  decentralized  basis.  WHX's
primary  businesses   currently  are  Handy  &  Harman  ("H&H"),  a  diversified manufacturing company whose strategic business segments encompass, among others,
specialty  wire  and  tubing,   and  precious  metals   plating,   stamping  and
fabrication, and Wheeling-Pittsburgh Steel Corporation ("WPSC"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's
other   businesses   include  Unimast   Incorporated   ("Unimast"),   a  leading
manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.